SCHNEIDER WEINBERGER & BEILLY LLP
2200 Corporate Boulevard, N.W.
Suite 210
Boca Raton, Florida 33431

telephone (561) 362-9595
telecopier (561) 362-9612
jim@swblaw.net

March 23, 2010

'CORRESP'

Mail Stop 3561

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	H. Christopher Owings, Assistant Director
Bill Thompson, Accounting Branch Chief
Ta Tanisha Meadows, Staff Accountant

Re:	China Logistics Group, Inc. (the "Company")
Amendment No. 5 to the Registration Statement on Form S-1
File No. 333-151783
Filed March 16, 2010

Ladies and Gentlemen:

The Company is in receipt of the staff’s oral comments to the above-captioned registration statement.  Following are the Company’s responses to such comments.  Concurrently, the Company has filed Amendment No. 6 to the above-captioned registration statement, which such amendment contains the following revisions in accordance with the staff’s comments.

Market for Common Equity and Related Stockholder Matters, page 18

1.           As requested, the Company has revised the common stock price reported on the OTCBB to tie to page 1.

Note 9 - Contingencies, page F-24

2.           The Company has added additional disclosure regarding the motion and memorandum of law filed by the SEC on February 24, 2010 in further support of its position.

We trust the foregoing responds to the staff's comments.

        We will contact the staff in the next few days to coordinate the submission of a request for acceleration on the above-captioned registration statement.
Sincerely,

/s/ James M. Schneider
James M. Schneider

cc:	Mr. Wei Chen
Sherb & Co., LLP